No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On August 2, 2006, Honda Motor de Argentina S. A. held the opening ceremony August 1, of its new motorcycle plant in the city of Florencio Valera, Buenos Aires. Argentine President Dr. Néstor Carlos Kirchner attended the ceremony, along with Tetsuo Iwamura, Managing Director and COO of the South America Regional Operation of Honda Motor Co., Ltd. (Ref.#C06-072)

Exhibit 2:

On August 8, 2006, Honda Motor Co., Ltd. announced that it has established a wholly-owned subsidiary, named Honda Aircraft Company, which will be responsible for the further development, sales promotion and production of the innovative HondaJet. The new company will be based in a facility at the Piedmont Triad International Airport in Greensboro, North Carolina, where the prototype HondaJet was assembled and flight tests have been carried out for more than 3 years. (Ref.#C06-073)

Exhibit 3:

On August 22, 2006, Asian Honda Motor Co., Ltd., Honda’s Asia-Oceania regional headquarters, announced that Board of Investment (BOI) of Thailand granted permission to set up a new manufacturing company in Thailand for the production of stamped body panel service parts. The new factory will strengthen Honda’s ability to respond quickly to the demand for service parts in the rapidly-growing Asian automobile markets. (Ref.#C06-075)

Exhibit 4:

On August 24, 2006, Honda Vietnam Co., Ltd. (HVN), Honda’s Vietnamese subsidiary, announced that it has begun automobile operations in Vietnam with launch of the new Civic, produced at its new automobile plant in the suburbs of Hanoi in Vinh Phuc Province. HVN held the opening ceremony for the new plant on August 25. (Ref.#C06-076)

Exhibit 5:

On August 28, 2006, Honda Motor Co., Ltd., announced its automobile production, Japan domestic sales, and export results for the month of July 2006. Honda achieved a new record for overseas and worldwide production for the month of July. (Ref.#C06-078)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for Business Management Operation Honda Motor Co., Ltd.

Date: September 21, 2006

Ref.#C06-072

Honda Holds Opening Ceremony of New Motorcycle Plant in Argentina

Buenos Aires, Argentina, August 2, 2006– Honda Motor de Argentina S. A. held the opening ceremony August 1, of its new motorcycle plant in the city of Florencio Valera, Buenos Aires. Argentine President Dr. Néstor Carlos Kirchner attended the ceremony, along with Tetsuo Iwamura, Managing Director and COO of the South America Regional Operation of Honda Motor Co., Ltd.

The new 7,000 m2 plant was built on a 68,000 m2 lot with a capital investment of approximately US$1 million. The plant has an annual production capacity of 15,000 units, with the potential to increase capacity to 45,000 units in the future with additional equipment and manpower. Beginning with the production of the C105 Biz (Cub type), a popular model in the local market, a second model will be introduced into production in the near future. The new plant began pilot production in late June, and is already operating at a mass production level.

The overall motorcycle market in Argentina has been growing rapidly since 2002, when the market size was approximately 13,000 units, and the total market reached approximately 187,000 units in 2005, a 192% increase from 2004. Honda’s sales reached approximately 41,000 units in 2005, an increase of 123% from approximately 18,000 units in 2004. Honda plans to sell 70,000 units in 2006. The motorcycle market in Argentina is expected to continue to grow and become the second largest motorcycle market in South America in the near future. Honda will continue its efforts to meet the needs of this growing market by providing high quality products to achieve customer satisfaction.

Honda Motor de Argentina S.A.

Establishment:	August 1978
Capital Investment:	ARS 16.319 million
Capitalization Ratio:	95.4% Honda Motor Co., Ltd.
4.6% Honda Automoveis do Brasil Ltda.
Location:	Buenos Aires (Head office), Florencio Valera (Plant), Argentina
Representative:	Kenzo Yoshino, President
Business:	Production of Honda motorcycles
Import and sales of Honda motorcycles, automobiles, and power products
Employment:	126 associates (as of July, 2006)
Production:	C105Biz (Cub type)
Production capacity:	15,000 units annually

ReF#:C06-073

Honda Aircraft Company, Established

New Honda Subsidiary Will Market and Produce HondaJet in the U.S.

August 8, 2006, Tokyo – Honda Motor Co., Ltd. today announced that is has established a wholly-owned subsidiary, named Honda Aircraft Company, which will be responsible for the further development, sales promotion and production of the innovative HondaJet. The new company will be based in a facility at the Piedmont Triad International Airport in Greensboro, North Carolina, where the prototype HondaJet was assembled and flight tests have been carried out for more than 3 years.

Michimasa Fujino, the chief engineer who has led development of HondaJet and spent the past 20 years in Honda’s aviation activities with Honda R&D Co., Ltd., will be assigned as the president and CEO of Honda Aircraft Company, and prepare for the full operation start of the new company from October.

Honda Aircraft Company will begin taking sales orders for HondaJet this fall, with the goal of delivering the first mass production HondaJet in 2010. In addition, the company will develop the production version of HondaJet, pursue and hold both type certification and production certification, and conduct marketing activities for the aircraft. The company also will manage Honda’s new alliance with Piper Aircraft, Inc., which will collaborate on sales and service. The goal of this alliance is to provide a new level of sales and service to meet the needs of jet customers with the goal of setting a higher standard for the quality of the ownership experience.

HondaJet features several innovations that help it achieve far better fuel efficiency, larger cabin and luggage space and higher cruise speed than conventional aircraft in its class. The result of 20 years of aviation research, key HondaJet innovations include a patented over-the-wing engine-mount configuration, a natural-laminar flow (NLF) wing and fuselage nose, and an advanced all-composite fuselage structure.

About the New Company:

Name	:	Honda Aircraft Company

Establishment	:	August 2006

CEO	:	Michimasa Fujino

Location	:	Greensboro, North Carolina

###

Honda to open new body spare parts manufacturing company in Thailand

Bangkok, August 22, 2006 – Asian Honda Motor Co., Ltd., Honda’s Asia-Oceania regional headquarters, announced that Board of Investment (BOI) of Thailand granted permission to set up a new body spare parts manufacturing company in Thailand. The new factory will strengthen Honda’s ability to respond quickly to the demand for body spare parts in the rapidly-growing Asian automobile markets.

Asia Parts Manufacturing Co., Ltd., a new Honda subsidiary located in Ayutthaya province, will start production in June 2007. The company will produce body spare parts for global models including the Honda CR-V and Honda Jazz (Fit) for countries in Asia-Oceania as well as in Europe and Japan. Total investment for the new factory is approximately 1.279 billion baht and it will employ around 200 associates.

The Asia-Oceania automobile market is expanding, with body spare parts sales increasing 114% from April ‘05 to March ‘06 compared to the previous year. Until now, body spare parts have been produced by Honda’s automobile factories and suppliers in each Asia-Oceania country. With the new factory, Honda will consolidate its spare parts production into a single location to ensure the highest quality, reduce costs and improve logistics.

Company Information

Name:	Asian Parts Manufacturing Co., Ltd.
Established:	April, 2006
Starts operation:	June, 2007 (Planned)
Location:	Rojana Industrial Park, Ayutthaya province, Kingdom of Thailand
Capital Investment:	700 million baht
Capitalization Ratio:	80% Asian Honda Motor Co., Ltd.
20% Honda Motor Co., Ltd.
Total Investment:	Approximately 1.279 billion baht
President	Toshio Sugiyama
Employment:	Approximately 200 associates (Planned)
Business:	Manufacturing body spare parts for the automobile

Ref.#C06-076

Honda Begins Automobile Operations in Vietnam

Hanoi, Vietnam, August 24, 2006 — Honda Vietnam Co., Ltd. (HVN), Honda’s Vietnamese subsidiary, announced that it has begun automobile operations in Vietnam with today’s launch of the new Civic, produced at its new automobile plant in the suburbs of Hanoi in Vinh Phuc Province. HVN will hold the opening ceremony for the new plant tomorrow, August 25.

The new plant has an annual production capacity of 10,000 units. In addition to welding, painting and assembly of complete vehicles, engine assembly will also be conducted at the plant, a first for an automobile plant in Vietnam. By 2010, the cumulative investment for the automobile operation is expected to reach approximately US$60 million, including the plant and the new sales network. The automobile operation is expected to create direct employment of approximately 250 new associates at HVN, with an expected total of more than 700 new jobs including dealers and parts suppliers.

About 250 guests, including the vice ministers of the Planning and Investment Ministry and the Ministry of Industry of Vietnam along with news media, were invited to the new Civic press conference held in Hanoi today, along with Honda President & CEO Takeo Fukui. HVN has begun auto sales with the Civic 4-door sedan, available with either a 1.8-liter or 2.0-liter engine, both featuring i-VTEC technologies. The Civic is priced in the range of 495 -605 million Vietnamese Dong(VND), and HVN plans monthly sales of about 300 units.

Honda auto sales will begin at four dealers that have been established in the largest cities (two in Hanoi and two in Ho Chi Minh City), with a plan for further expansion in line with increased demand. Each dealer has a spacious showroom and service operation.

Since beginning motorcycle production in December 1997, HVN has offered excellent convenience and value to the customers in Vietnam through its motorcycle products. Annual sales reached 617,000 units in 2005, a 20% increase from the previous year. Although the automobile market in Vietnam is still in its infancy with about 35,000 units sold in 2005 according to the statistics from VAMA(Vietnam Automobile Manufacturers Association), HVN has constructed the new automobile plant with permission for production and sales from the Government of Vietnam, with a vision for market growth in line with the expected growth of the country’s economy. Through the production and sales of the new Civic, which has proven popular in many countries around the world, Honda hopes to offer excellent new value to Vietnamese customers.

“By deepening the ties cultivated through our motorcycle operations with customers in Vietnam, we were able to enter the automobile market with its high potential, a major step forward for us at Honda. Through our products manufactured at the new automobile plant in Vietnam, we look forward to offering world-class quality and state-of-the-art technologies to our Vietnamese customers.” said Takeo Fukui, president & CEO of Honda Motor Co., Ltd.

Honda Vietnam Co., Ltd.

Establishment:	March 1996
Capital investment:	US$62.90 million
Capitalization ratio:	42% Honda Motor Co., Ltd.
28% Asian Honda Motor Co., Ltd.
30% VEAM Corporation
(Vietnam Engine & Agricultural Machinery Corporation)
Representative:	Hiroaki Funami, President
Location:	Suburbs of Hanoi, Vinh Phuc Province
Employment:	3,000 associates (as of the end of July 2006)

< Motorcycle Operations >
Production start:	December 1997
Production capacity:	860,000 units/year
Main models produced/sold:	Wave a, Future NEO, Super Dream, etc.
Sales results for 2005:	617,000 units (20% increase from the previous year)
Dealer network:	260 dealers

< Automobile Operations >
Production start:	July 2006
Sales start:	August 2006
Production capacity:	10,000 units/year
Production model:	Civic (Sedan)
Dealer network:	4 dealers (2 in Hanoi and 2 in Ho Chi Minh City)

Ref.#C06-078

Honda Achieves Record Monthly Overseas and Worldwide Auto Production

August 28, 2006 – Honda Motor Co., Ltd., today announced its automobile production, domestic sales, and export results for the month of July 2006. Honda achieved a new record for overseas and worldwide production for the month of July.

<Production>

Domestic auto production in July increased 8.9% compared to the same month a year ago due to an increase in production of domestic and export models. It is the second consecutive month for a year on year increase in domestic production.

Overseas and worldwide production achieved a new monthly record in July, including record production in Europe and Asia.

Overseas production in July increased 4.4% compared to the same month a year ago due to a 26.4% production increase in Europe. It is the twelfth consecutive month for a year on year increase in overseas production.

Worldwide production increased 6.2% for the month of July, compared to the same month a year ago. It is also the twelfth consecutive month for a year on year increase in worldwide production.

<Japan Domestic Sales>

Total domestic auto sales declined 5.4% compared to the same month a year ago, due to a decline in new vehicle registrations (Total vehicle registrations not including mini vehicles). It is the fourth consecutive month, since April 2006, that domestic sales decreased compared to the same month a year ago.

New vehicle registrations declined 22.8% compared to the same month a year ago. This was primarily due to stabilizing sales of the Step Wagon and Air Wave. It is the fourth consecutive month, since April 2006, that new vehicle registrations declined compared to the same month a year ago.

Sales of mini vehicles increased 41.1% for the month of July compared to the same month a year ago, due to increased sales of Zest which was launched in March. It is the fifth consecutive month, since March 2006, for sales of mini vehicles to increase compared to the same month a year ago.

The Zest was Honda’s best selling vehicle in July, with sales of 9,526 units, ranking as the industry’s third best selling mini vehicle. The Fit ranked as Honda’s second best selling vehicle for the month of July. Fit was 8,535 units, the fourth best selling car among new vehicle registrations. The Step Wagon ranked as Honda’s third best selling vehicle for the month of July, with sales of 6,606 units, the ninth best selling car among new vehicle registrations. The Life was Honda’s fourth best selling vehicle for the month of July, with sales of 6,421 units, and it ranked as the seventh best selling vehicle car among mini vehicles in the industry.

<Exports from Japan>

Exports for the month of July increased 26.7% compared to the same month a year ago, due to an increase for North America and Europe. It is the second consecutive month for a year on year increase in exports.

Production

	July		Year-to-Date Total (Jan - July 2006)
	Units	Vs.7/05	Units	Vs.2005
Domestic (CBU+CKD)	110,272	+8.9%	757,848	+0.5%
Overseas (CBU only)	164,352	+4.4%	1,334,961	+8.0%

Worldwide Total	274,624	+6.2%	2,092,809	+5.1%

Production by Region

	July		Year-to-Date Total (Jan - July 2006)
	Units	Vs.7/05	Units	Vs.2005
North America	88,571	+0.7%	807,913	+4.1%
(USA only)	61,722	-1.4%	567,610	+5.9%
Europe	16,435	+26.4%	115,385	+4.6%
Asia	52,595	+1.5%	359,186	+17.8%
(China only)	27,231	-1.3%	189,024	+27.5%
Others	6,751	+48.5%	52,477	+16.8%

Overseas Total	164,352	+4.4%	1,334,961	+8.0%

Japan Domestic Sales

Vehicle type	July		Year-to-Date Total (Jan - July 2006)
	Units	Vs.7/05	Units	Vs.2005
Registrations	33,435	-22.8%	246,472	-10.4%
Mini Vehicles	22,851	+41.1%	161,297	+7.1%

Honda Brand Total	56,286	-5.4%	407,769	-4.2%

Exports from Japan

	July		Year-to-Date Total (Jan - July 2006)
	Units	Vs.7/05	Units	Vs.2005
North America	25,031	+18.7%	195,439	+21.5%
(USA only)	22,729	+15.9%	171,275	+18.5%
Europe	12,209	+14.2%	84,060	-3.2%
Asia	1,866	+46.2%	11,548	+15.1%
Others	12,752	+62.1%	73,062	+14.5%

Total	51,858	+26.7%	364,109	+13.3%